Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended December 31,	Years ended March 31,
	2012	2012	2011	2010	2009
Earnings (loss) from operations before income tax provision (benefit)	$(559,253)	$303,083	$365,197	$329,656	$(3,188,197)
Fixed Charges:
Interest Expense	44,927	86,236	89,598	124,573	177,588
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)[1]	1,982	1,348	2,559	1,700	5,217
Portion of rental expenses representative of interest factor[2]	31,494	41,992	42,074	43,066	37,487
Earnings (loss) available for fixed charges	$(480,850)	$432,659	$499,428	$498,995	$(2,967,905)
Fixed Charges:
Interest Expense	$46,909	$87,584	$92,157	$126,273	$182,805
Interest expense included in interest expense not related to third party indebtedness[1]	(1,982)	(1,348)	(2,559)	(1,700)	(5,217)
Portion of rental expense representative of interest factor[2]	31,494	41,992	42,074	43,066	37,487
Total Fixed Charges	$76,421	$128,228	$131,672	$167,639	$215,075
Consolidated ratio of earnings (loss) to fixed charges	(6.3)	3.4	3.8	3.0	(13.8)

1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.